Via Facsimile and U.S. Mail
Mail Stop 6010

January 26, 2009

Mr. Elliot Maza
President and Chief Financial Officer
Intellect Neurosciences, Inc.
7 West 18th Street,
New York, NY 10011

>   **Re: Intellect Neurosciences, Inc.**
>   **Item 4.01 Form 8-K**
>   **Filed January 23, 2009**
>   **File No. 333-128226**

Dear Mr. Maza:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Item 4.01 8-K</u>

1. It appears Eisner LLP disclosed an uncertainty of the Registrant to continue as a going concern in your amended Form 10-KSB filed November 7, 2008. Please revise your disclosure to provide a description of nature of their conclusion. Refer to Item 304(a)(1)(ii) of Regulation S-K.

2. Your reference to the "During the Period" in the fourth paragraph is too vague; please amend your filing to state, if true, that in connection with the audits of the Company's

financial statements for the fiscal years ended June 30, 2008 and 2007, and in the subsequent interim period through January 19, 2009 (the date of the dismissal of the former accountant, there were no disagreements with Eisner LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope and procedure which, if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement in connection with its report. Describe each such disagreement as applicable in accordance with Item 304(a)(1)(iv) of Regulation S-K.

3. In detail, supplementally describe the nature of each material weakness and the amounts involved, as applicable. Also, tell us:

     a. in what period each material weakness and accounting error or misapplication of GAAP occurred,
     b. the amount of each accounting error and misapplication of GAAP,
     c. the reason(s) for each error or misapplication of accounting, and
     d. in detail, all the steps you have taken (or plan to take) and procedures you have implemented (or plan to implement) to correct each concern.

4. Please provide us with a schedule of your fiscal year end fourth quarter adjustments to close the books, or adjustments recorded in connection with or as a result of the audit. Clearly explain the reason for each adjustment. For each adjustment, show us the impact on pre-tax net loss. Quantify the net effect of all adjustments on pre-tax net income (loss). Provide us with the same information for any quarterly review adjustments. Also, tell us why none of the adjustments relate to prior period. Explain in detail why you believe the timing of each adjustment is appropriate.

5. Provide us with any letter or written communication to and from the Former Auditors regarding any disagreements or reportable events to management or the Audit Committee.

6. Your reference to the "During the period" in the ninth paragraph is too vague. Please amend your filing to specifically state whether, during your past two fiscal years ended June 30, 2008 and 2007, through the date of engagement (January 19, 2009), you consulted Eisner, LLP regarding any of the matters outlined in Item 304(a)(2) of Regulation S-K.

7. Upon amending your filing, please include, as Exhibit 16, an updated letter from your former accountants, Eisner, LLP, as required by Item 304(a)(3) of Regulation S-K. Please ensure that your former accountants date their letter.

* * * *

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please do not hesitate to call me at (202) 551-3658.

Sincerely,

Tabatha Akins
Staff Accountant